Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

25 June 2013

PRIMA BIOMED TO MOVE FORWARD WITH PHASE 2 CLINICAL PROGRAM FOR CVAC™ IN

PANCREATIC, COLORECTAL, AND TRIPLE-NEGATIVE BREAST CANCERS

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today announced that it will move forward with three separate phase 2 clinical trials to evaluate the potential of CVac™ for the treatment of resectable pancreatic cancer, metastatic colorectal cancer, and triple-negative breast cancer. CVac is Prima’s lead product, a personalized immunocellular therapy targeted at mucin 1 overexpressing cancer cells, and in late phase trials for the treatment of epithelial ovarian cancer in remission.

“Expanding the CVac clinical program with these new phase 2 trials is a significant development for Prima,” said Matthew Lehman, Prima’s CEO. “In addition to ovarian cancer, we believe there are multiple potential applications for CVac to stimulate the immune system to target and kill mucin 1 overexpressing cancer cells. Successful trials in these indications would be of benefit to patients and would enhance the commercial attractiveness of CVac.”

The new trials will be co-funded by Prima and the Sächsische Aufbaubank (Saxony Development Bank) in Germany (“SAB”). The SAB will provide up to € 3.8m in a non-dilutive grant to support this program.

Prima will finalize the trial protocols and commence regulatory and ethics committee approvals in the coming months. It is anticipated that the trials will be conducted in Germany and other European countries. The Company reports the status of ongoing clinical trials via the U.S. National Institutes of Health clinical trial registry at www.clinicaltrials.gov and will provide regular updates in the Company’s quarterly conference calls.

About the CVac phase 2 clinical program

The key criteria for the selection of the new indications for the CVac phase 2 clinical program included: reliable data on mucin 1 overexpression, a median survival period long enough that would allow patients to potentially benefit from CVac, patient populations that could be reasonably well defined for clinical trial analysis, and unmet needs for new treatment modalities.

Each trial will be a randomized study of CVac as adjuvant therapy in combination with standard of care versus standard of care alone. Prior to study treatment, patients will have undergone standard first line treatment for their cancer type, which is a combination of surgical resection and chemotherapy (and possibly radiation).

The approximate incidence (in the United States and the European Union) for triple-negative breast cancer is approximately 100,000 per year; for metastatic colorectal cancer it is approximately 180,000 per year; for resectable pancreatic cancer it is approximately 18,000 per year.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon starting in trials for pancreatic, colorectal, and triple-negative breast cancers.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de